UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April, 2014

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1b

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2013

voxeljet AG (the “Company”) announced on April 11, 2014 that its annual report for the fiscal year ended December 31, 2013 was filed with the Securities and Exchange Commission on March 27, 2014 and that the annual report can be accessed on the Company’s website at http://investor.voxeljet.com/landing-page/annual-reportsfinancial-statements. A copy of the press release is included herewith as Exhibit 99.1.

Exhibits

99.1                        Press release dated April 11, 2014.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG

By:	/s/ Rudolf Franz

	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: April 14, 2014

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EXHIBIT INDEX

99.1                        Press release dated April 11, 2014.

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